FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 June 2011

HSBC TO SETTLE MADOFF US CLASS ACTION
RELATING TO THEMA UCITS FUND

HSBC has entered into an agreement to pay US$62.5m to settle claims against it in the class action pending in New York against various HSBC companies and numerous other defendants on behalf of investors in the Thema International Fund PLC ("Thema"), an Irish incorporated and authorised UCITS fund whose assets were invested with Bernard L Madoff Securities LLC ("Madoff Securities"). The background to and certain information concerning the settlement are described below. Copies of the settlement-related documents are also available, as detailed below.

As previously disclosed, various HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the United States whose assets were invested with Madoff Securities. Various plaintiffs have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the United States, Ireland, Luxembourg and other jurisdictions.

Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate net asset value of these HSBC-serviced funds was approximately US$8.4bn, an amount that includes fictitious profits reported by Madoff Securities. Based on information available to HSBC to date, HSBC estimates that these funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds totalled approximately US$4.3bn.

One of these funds was Thema, a limited liability company incorporated and authorised in Ireland as a UCITS fund under the European Communities (Undertaking for Collective Investments in Transferable Securities) Regulations 1985. HSBC Securities Services (Ireland) Limited ("HSSI") and HSBC Institutional Trust Services (Ireland) Limited ("HTIE") provided custodial, administration and other services to Thema. HSBC estimates that the purported net asset value of Thema as at 30 November 2008 was US$1.1bn and that Thema's actual transfers to Madoff Securities minus its actual withdrawals is approximately US$312m.

Various proceedings in various jurisdictions are pending against several HSBC entities in respect of Thema. These include a class action pending in the United States District Court for the Southern District of New York (the "Class Action") against HSSI, HTIE, HSBC Holdings plc and, subject to the granting of leave to effect a proposed pleading amendment, HSBC Bank USA, N.A. (together the "HSBC Defendants") and numerous other defendants. The HSBC Defendants today have entered into an agreement, without any admission of wrongdoing or liability, to settle the Class Action (the "Settlement").

The Settlement is subject to various conditions to its effectiveness as described in the proposed notice to class members (which is available, as set out below), including the U.S. Court's certification of a settlement class of investors worldwide, resolution of any objections that may be filed, and approval of the Settlement as fair and reasonable. The payment to be made by the HSBC Defendants under the Settlement is US$62.5m. Claims against the non-HSBC defendants are not released by the Settlement and may be pursued on behalf of the class by the lead plaintiff as part of the Class Action or outside the United States under an assignment of claims from settling class members. The HSBC Defendants may terminate the Settlement in certain circumstances. What proportion of the settlement payment that will be paid to any particular investor who elects to submit a proof of claim depends on the plan of allocation proposed by the lead plaintiff and a number of variables, all as described in the proposed notice to class members (which is available, as set out below).

The Settlement, which is solely in respect of investors in Thema, shall in no way be construed or deemed to be evidence of or an admission or concession with respect to any claim of any fault or liability or wrongdoing or damage whatsoever. HSBC considers it has good defences against the Madoff-related claims that have been brought against it and will continue to defend the other Madoff- related proceedings vigorously.

Copies of the public settlement-related documents (including, but not limited to, the stipulation of partial settlement, proposed plan of allocation and proposed notice to class members) will be delivered today to the United States District Court for the Southern District Court of New York, 500 Pearl Street, New York, N.Y. 10007-1312 (www.nysd.uscourts.gov), in the case In re Herald, Primeo and Thema Funds Securities Litigation, No. 09 Civ. 289 (RMB). The settlement-related documents can be viewed at www.hsbc.com.

Note to editors:

HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                Name:   P A Stafford

                                                                                                     Title: Assistant Group Secretary

                                                                              Date: 07 June, 2011